KERRY

RECEIVED

2007 MAY 23 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

07023767

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

PROCESSED

MAY 2 5 2007

THOMSON
FINANCIAL

18th May, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relations,
KERRY GROUP PLC.

DW 5/24

KERRY GROUP PLC
RESULT OF ANNUAL GENERAL MEETING
18 May 2007

The Directors of the Company wish to announce that all resolutions proposed at the Annual General Meeting (AGM) of the Company, held on Friday 18th May 2007, were passed. In addition to the ordinary business of the meeting, all resolutions considered under special business were passed. In summary these were:

(1) To renew the authority of the Board of Directors to allot shares in the Company. This authority will expire on 18th August 2008 unless and to the extent that it is renewed, revoked or extended prior to such date.

(2) To renew the power given to the Board of Directors to allot shares in the Company for cash on a non pro-rata basis should it so decide, provided that the maximum number of shares to be allotted under the authority shall not exceed in aggregate the equivalent of 5% of the issued ordinary shares at the date the resolution is passed. The authority shall likewise expire on 18th August 2008 unless and to the extent that it is renewed, revoked or extended prior to that date.

(3) To renew the authority of the Company to make market purchases of its own shares in accordance with the provisions contained in the Company's Articles of Association. The maximum amount of shares that may be purchased by the Company under this authority is 5% of the issued share capital at the date the resolution is passed. This authority will expire on the date of the AGM in 2008.

The full text of each resolution was included in the notice of the AGM circulated to shareholders on 13th April, 2007.

In accordance with the Listing Rules, copies of the resolutions passed at the AGM have been forwarded to both the Irish Stock Exchange and the Financial Services Authority and will shortly be available for inspection at the following locations:-

Company Announcement Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2, Ireland.

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS, United Kingdom.

The Company also announces that 2,800,000 A Ordinary shares, held as Treasury shares, have been cancelled. Following this cancellation the number of A Ordinary Shares in issue is 182,472,935.

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

18 May, 2007

Kerry, the global ingredients, flavours and consumer foods group, today stated that a good trading performance to-date in 2007 allows the Group to confirm its overall positive outlook for the year.

Addressing shareholders at the Group's Annual General Meeting, Hugh Friel, Chief Executive reported a solid overall business performance in the first four months of 2007 and, notwithstanding the recent depreciation of the U.S. dollar versus the euro, he said the Group was confident of delivering an outcome for the full year in line with market expectations.

Mr Friel added, "the Group's business restructuring programme which commenced in 2006 is now well advanced and our core businesses are well positioned to compete effectively in the markets in which they operate. With growing demand for natural, enhanced nutritional food and beverage products, our ingredients, flavours and bio-science innovation programmes are achieving good progress. In the Group's Irish and UK consumer foods categories, the increased momentum towards premiumisation and increased demand for 'food-to-go' and quality convenient offerings continues to provide good growth opportunities."

ends

For further information please contact :
Frank Hayes,
Director of Corporate Affairs,
Kerry Group plc.

Telephone: + 353 66 718 2304
Fax: + 353 66 718 2972
Email: corpaffairs@kerry.ie
Website: www.kerrygroup.com

END